SKF First-quarter report 2006

SKF reports record profits and record sales for the first quarter of 2006. Operating profit increased by 33% and sales were up 12%. Earnings per share increased by more than 40%.

•	Net sales for the first quarter amounted to MSEK 13,289 (11,871).

•	Operating profit for the first quarter 2006 was MSEK 1,609 (1,207). The operating margin was 12.1% (10.2).

•	The SKF Group reports a profit before taxes for the first quarter 2006 of MSEK 1,599 (1,179).

•	Net profit for the first quarter was MSEK 1,138 (816).

•	Basic earnings per share for the first quarter were SEK 2.45 (1.73). Diluted earnings per share for the first quarter were 2.44 (1.73).

The increase of 12.0% in net sales in SEK was attributable to:
volume 6.0%, structure -4.9%, price/mix 2.9% and currency effects 8.0%.

Sales development (excl. Ovako Steel in 2005)
Sales for the SKF Group in the first quarter calculated in local currencies and compared to sales in the same quarter last year, were significantly higher in Europe, North America and Asia. Sales in Latin America were higher. The first quarter was positively effected by Easter being in the second quarter 2006.

The manufacturing level for the first quarter of 2006 was slightly higher compared to the fourth quarter 2005 and higher compared to the first quarter last year.

Outlook for the second quarter of 2006
The market demand for SKF's products and services in the second quarter of 2006 is expected to be slightly higher compared to the first quarter 2006. The demand is expected to be slightly higher in Europe and North America, significantly higher in Asia and to remain on a high level in Latin America.

The manufacturing level for the second quarter of 2006 will be unchanged compared to the first quarter 2006.

Financial
The Group’s financial net for the first quarter 2006 was MSEK -10 (-28). The financial net was positively impacted by approximately MSEK 40, owing to the revaluation of share swaps.

Some key figures for the first quarter 2006 (first quarter 2005):
- Additions to property, plant and equipment, MSEK 368 (265)
- Inventories, % of annual sales, 20.1% (21.0)
- ROCE for the 12-month period, 22.7% (20.5)
- ROE for the 12-month period, 22.3% (18.3)
- Equity/assets ratio, 45.8% (50.2)
- Gearing, 32.0% (24.0)
- Tax rate, 28.8% (30.8)
- Registered number of employees, 38,752 (39,460)
- Cash flow after investments before financing, MSEK 184 (144)

Income from the jointly controlled company Oy Ovako Ab, reported as operating profit for the first quarter was MSEK 88. Excluding this the operating margin for the Group was 11.4%.

Exchange rates for the first quarter 2006, including the effects of translation and transaction flows, had a positive effect on SKF’s operating profit of approximately MSEK 150. Based on current assumptions and exchange rates, it is estimated that there will be a positive effect of approximately MSEK 150 for the second quarter of 2006, and of approximately MSEK 450 for the full year.

Major events during the first quarter
•
Rautaruukki Corporation, AB SKF and W’rtsil’ Corporation, the shareholders of Oy Ovako Ab, are conducting a review of strategic options for their shareholdings in Ovako, which may include partial or total divestment. Ovako was established in May 2005, when the owners combined their long steel businesses into a jointly controlled new company. Rautaruukki, SKF and W’rtsil’ currently own 47.0%, 26.5% and 26.5% of Ovako, respectively.

•
SKF and the owners of the French company SNFA S.A.S have signed a Memorandum of Understanding related to the acquisition by SKF of 100% of the shares of SNFA. SNFA is a leading manufacturer of bearings for aerospace and machine tool applications. In 2004 SNFA sales were 73,1 MEuro with an operating profit of approximately 10 MEuro. The number of employees is approximately 700. Slightly more than half of SNFA's business is attributable to aerospace applications. The acquisition is subject to finalization of a definitive share purchase agreement, merger control clearance by the European Commission and the approval by the French Ministry of Economy, required in respect of foreign investments made in certain French business.

•
SKF acquired 51% of the shares of the North American seals company Macrotech Polyseal Inc. As part of the agreement SKF will acquire the remaining 49% within three years. Macrotech is a leader in fluid power seals based on polyurethane technologies and engineered plastics, mainly PolyTetraFluoroEthylene for the industrial customers in the US market. Macrotech is based in Salt Lake City, Utah, with two factories and 397 employees. Annual sales amount to approximately USD 33 million. The purchase price for 51% of the shares of the company was approximately USD 21 million. Macrotech will be part of SKF's Automotive Division.

Divisions
Comments on sales per geographical region are based on local currencies and compared to the corresponding period for 2005. The operating margin has been calculated on sales including intra-Group sales.

Industrial Division
The operating profit for the first quarter 2006 amounted to MSEK 822 (531), resulting in an operating margin of 12.4% (9.6) on sales including intra-Group sales.

Net sales for the first quarter amounted to MSEK 4,261 (3,527), an increase of 20.8%. Sales including intra-Group sales were MSEK 6,613 (5,520).

Sales for the first quarter were significantly higher in Europe and North America. Sales in Asia were slightly lower. Many segments showed a strong development, particularly Energy, Material handling, Metal and Aerospace showed significantly higher sales.

SKF received an order from Alstom for approximately 1,500 axleboxes equipped with compact tapered roller bearing units for the new generation of Italian Pendolino tilting trains. The bearing units incorporate SKF sensors to monitor the bearing temperature as well as speed and train positioning.

The German spot welding equipment manufacturer NIMAK will manufacture welding guns using an SKF electromechanical solution to replace a pneumatic solution. This will increase productivity and lower the total cost of ownership for the end user. In 2007, the spot welding equipment will be used by a leading German automotive manufacturer.

SKF signed a cooperation agreement covering machine tool spindle services with the Japanese company Niigata Machine Techno Co Ltd., a global machine tool builder and supplier. This means that SKF will provide spindle services for Niigata Machine Techno's customers.

SKF signed a global service agreement with Alteams Oy in Finland for the reconditioning of machine tool spindles used in their production locations in Finland, Sweden, China, and Russia. Alteams Oy is a leading manufacturer of cast light metal components and has several light metal foundries in Europe.

Service Division
The operating profit for the first quarter 2006 amounted to MSEK 520 (397), resulting in an operating margin of 11.1% (10.5).

Net sales for the first quarter amounted to MSEK 4,284 (3,443), an increase of 24.4%. Sales including intra-Group sales were MSEK 4,680 (3,791).

Sales in the first quarter were significantly higher in Europe, Asia, North America and Latin America.

During the quarter, the Wyko Group Plc became the latest SKF authorized distributor to sign the SKF Certified Maintenance Partner (CMP) agreement. The agreement, the largest signed to date, combines both companies' industrial competencies to enable the Wyko Group to offer improved value propositions to their customers. The initial agreement is signed for four service centers; other services centers are expected to be added during the next few years.

SKF has signed an agreement to acquire the remaining 50% of the Norwegian company RC DEI Norge AS from the AGR Group, subject to the approval of the Norwegian Competition Authority. RC DEI has a turnover of approximately MNOK 12. The RC DEI business mainly consists of services for condition-based maintenance principally servicing the oil and gas industry on the continental shelf of the North Sea. SKF gained the initial 50% shareholding in RC DEI when the UK company DEI in 1999 was acquired.

Automotive Division
The operating profit for the first quarter 2006 was MSEK 261 (202), resulting in an operating margin of 4.6% (4.0).

Net sales for the first quarter amounted to MSEK 4,725 (4,176), an increase of 13.1%. Sales including intra-Group sales were MSEK 5,640 (5,040).

Sales to the car and light truck industry were slightly higher in Europe and relatively unchanged in North America. Sales to the heavy truck industry were higher in Europe and North America. Sales to the vehicle service market were higher in Europe and significantly higher in North America and Asia.

The trend in sales for the electrical business in Europe continued to be negative. Sales to the producer of two-wheelers in Asia were significantly lower due to lower demand in Indonesia. Sales for the Automotive Division as a whole, measured in local currencies, were slightly higher.

The Macrotech Polyseal Inc. acquisition in the US strengthens SKF's position in reciprocating seals. This will enable SKF to offer a wider product range to its customers in the fluid power (mainly hydraulics) and process equipment segments not only in North America, where Macrotech's customers are based, but also in Europe and Asia through SKF's global organization.

SKF has expanded the X-Tracker™ product line with a taper-taper version to complete its family of X-Tracker hub units. This new version is in addition to its ball unit and its hybrid ball-roller unit, making SKF the only supplier to offer three different hub bearing solutions for the light vehicle market where performance, safety, brake noise, vibration and harshness upgrades are needed. SKF recently received the American prestigious Premier Automotive Suppliers' Contribution to Excellence Award (PACE) for product innovation for its ball bearing version of the X-Tracker hub bearing unit. Both Dodge and Cadillac use this unit.

Accounting policies
IFRS amendments and interpretations effective on January 1, 2006, had no material effect on SKF. They were:
-
Amendment IAS 39 (April 2005) "Cash flow hedges of forecast intra-group transactions", which stipulates that forecasted intra-group sales qualify as a hedged item if and when intra-group sales result in an onward sale to a party external to the Group. At that point in time the gain or loss related to the hedge is recognized in the profit and loss account. The Group decided to apply cash flow hedge accounting only to forecasted intra-group sales in USD and to hedge currency flows from three months to one year.

-	Amendment IAS 21 (December 2005) "Net investment in a foreign operation"
-	IFRIC 6 "Liabilities arising from participating in a specific market - waste electrical and electronic equipment"
-	IFRIC 4 "Determining whether an arrangement contains a lease."

Previous outlook statement
Year-end report 2005:
The market demand for SKF's products and services in the first quarter of 2006, compared to the previous quarter, is expected to remain on a high level in Europe, to be slightly higher in North America, significantly higher in Asia and to remain on a high level in Latin America. This is in addition to normal seasonality.

The manufacturing level will be unchanged for the first quarter of 2006, compared to the fourth quarter of 2005, while higher in absolute terms due to normal seasonality.

Presentation from SKF
A presentation will be published on SKF’s website at the following address:
investors.skf.com (click on Presentations).

Cautionary statement
This report contains forward-looking statements that are based on the current expectations of the management of SKF.
Although management believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those implied in the forward-looking statements as a result of, among other factors, changes in economic, market and competitive conditions, changes in the regulatory environment and other government actions, fluctuations in exchange rates and other factors mentioned in SKF’s latest 20-F report on file with the SEC (United States Securities and Exchange Commission) under "Forward-Looking Statements" and "Risk Factors".

Göteborg, 25 April 2006
Aktiebolaget SKF
(publ.)

Tom Johnstone
President and CEO

Enclosures:
Financial statements
1.Consolidated income statements
2.Consolidated balance sheets and Consolidated statements of changes in shareholders' equity
3.Consolidated statements of cash flow
Other financial statements
4.Consolidated financial information - yearly and quarterly comparisons (Group)
5.Consolidated segment information - yearly and quarterly comparisons (Divisions/Segments)

The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards. For further details see note 1 in the SKF Annual Report including Sustainability Report 2005.

This quarterly report has been prepared in accordance with IAS34. The report has not been audited by the Company's auditors.

The SKF Half-year report 2006 will be published on Friday, 14 July 2006.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel: +46-31-3371541, +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel: +46-31-3371994, +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, Company reg.no. 556007-3495, tel: +46-31-3371000, fax: +46-31-3372832, www.skf.com

Enclosure 1

CONSOLIDATED INCOME STATEMENTS (MSEK)

	Jan-March 2006	Jan-March 2005

Net sales	13,289	11,871
Cost of goods sold	-9,915	-9,028

Gross profit	3,374	2,843

Selling and administrative expenses	-1,868	-1,662
Other operating income/expenses - net	16	28
Profit/loss from jointly controlled and associated companies	87	-2

Operating profit	1,609	1,207

Operating margin, %	12.1	10.2

Financial income and expense - net	-10	-28

Profit before taxes	1,599	1,179

Taxes	-461	-363

Net profit	1,138	816

Net profit attributable to
Shareholders of the parent	1,114	790
Minority	24	26

KEY FIGURES

Basic earnings per share, SEK*	2.45	1.73

Diluted earnings per share, SEK*	2.44	1.73

Additions to property, plant and equipment	368	265

Number of employees registered	38,752	39,460

Return on capital employed for the 12-month period ended March 31, %	22.7	20.5

NUMBER OF SHARES	March 31, 2006	December 31, 2005

Total number of shares	455,351,068	455,351,068
- whereof A shares	50,504,326	50,735,858
- whereof B shares	404,846,742	404,615,210

*Basic and diluted earnings per share are based on net profit attributable to shareholders of the parent.

Enclosure 2

CONSOLIDATED BALANCE SHEETS (MSEK)
	March 2006	December 2005

Intangible assets	2,392	2,445

Property, plant and equipment	11,019	11,119

Investments, non-current financial and other assets	2,373	2,263
Non-current assets	15,784	15,827

Inventories	10,215	9,931

Current assets	10,771	9,519

Current financial assets	5,264	5,072
Current assets	26,250	24,522

TOTAL ASSETS	42,034	40,349

Equity attributable to shareholders of AB SKF	18,656	17,629

Equity attributable to minority interests	601	604

Non-current loans	4,078	4,145

Provisions for post-employment benefits	4,867	4,916

Provisions for deferred taxes	1,035	1,092

Other non-current liabilities and provisions	1,558	1,518
Non-current liabilities	11,538	11,671

Current loans	117	151

Other current liabilities and provisions	11,122	10,294
Current liabilities	11,239	10,445

TOTAL EQUITY AND LIABILITIES	42,034	40,349

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (MSEK)	March 2006	December 2005

Opening balance January 1	18,233	17,245
Change in accounting principle, IAS 39	-	200
Exchange differences arising on translation of foreign operations	-160	1,625
Other transactions with minority owners	-	-54
Net profit	1,138	3,607
Recognition of share-based payments	-	1
Exercise of share options	-10	-39
Cash dividends	-18	-1,399
Redemption of shares	-	-2,846
Release on disposal of investments in equity securities and cash flow hedges	-1	-95
Change in fair value of investments in equity securities and cash flow hedges	75	-12
Closing balance	19,257	18,233

Enclosure 3
CONSOLIDATED STATEMENTS OF CASH FLOW
(MSEK)	Jan-March 2006	Jan-March 2005
Operating activities
Profit before taxes	1,599	1,179

Depreciation, amortization and impairment	412	394

Net gain (-) on sales of intangible assets, PPE and businesses	0	-10

Taxes	-358	-286

Other including non-cash items	-179	-135

Changes in working capital	-910	-779
Net cash flow from operations	564	363

Investing activities
Investments in intangible assets, PPE, businesses, and equity securities	-400	-304

Sales of intangible assets, PPE, businesses and equity securities	20	85

Net cash flow used in investing activities	-380	-219

Net cash flow after investments before financing	184	144

Financing activities
Change in short- and long-term loans	-30	-61

Payment of finance lease liabilities	0	-2

Change in marketable securities and other liquid assets	617	-1,274

Cash dividends	-18	-25
Net cash flow used in financing activities	569	-1,362

Increase(+)/decrease(-) in cash and cash equivalents	753	-1,218

Cash and cash equivalents at January 1	2,379	3,076
Cash effect, excl. acquired businesses	753	-
Cash effect of acquired businesses	-	-
Cash effect of sold businesses	-	-
Exchange rate effect	-17	71
Cash and cash equivalents at March 31	3,115	1,929

Change in net interest-bearing liabilities	Opening balance Jan 1, 2006	Exchange rate effect	Change in items	Acquired and sold businesses	Other	Closing balance March 31, 2006
Loans, long- and short-term	4,296	-30	-30	-	-41	4,195
Post-employment benefits, net	4,779	-52	-124	-	114	4,717
Financial assets, others	-2,999	10	624	-	-	-2,365
Cash and cash equivalents	-2,379	17	-753	-	-	-3,115
Net interest-bearing liabilities	3,697	-55	-283	-	73	3,432

Enclosure 4

CONSOLIDATED FINANCIAL INFORMATION - YEARLY AND QUARTERLY COMPARISONS (MSEK unless otherwise stated)

	Full year					Full year
	2004	1/05	2/05	3/05	4/05	2005	1/06

Net sales	44,826	11,871	12,739	12,027	12,648	49,285	13,289
Cost of goods sold	-33,766	-9,028	-9,622	-8,882	-9,399	-36,931	-9,915
Gross profit	11,060	2,843	3,117	3,145	3,249	12,354	3,374

Gross margin, %	24.7	23.9	24.5	26.1	25.7	25.1	25.4
Selling and administrative expenses	-6,695	-1,662	-1,869	-1,754	-1,999	-7,284	-1,868
Other operating income/ expenses - net	72	28	60	15	-18	85	16
Profit/loss from jointly controlled and associated companies	-3	-2	80	58	36	172	87
Operating profit	4,434	1,207	1,388	1,464	1,268	5,327	1,609

Operating margin, %	9.9	10.2	10.9	12.2	10.0	10.8	12.1

Financial income and expense - net	-347	-28	-69	16	7	-74	-10
Profit before taxes	4,087	1,179	1,319	1,480	1,275	5,253	1,599

Profit margin before taxes,%	9.1	9.9	10.4	12.3	10.1	10.7	12.0

Taxes	-1,111	-363	-415	-455	-413	-1,646	-461
Net profit	2,976	816	904	1,025	862	3,607	1,138

Net profit attributable to
Shareholders of the parent	2,926	790	887	1,000	844	3,521	1,114
Minority	50	26	17	25	18	86	24

Basic earnings per share, SEK*	6.42	1.73	1.95	2.20	1.85	7.73	2.45

Diluted earnings per share, SEK*	6.42	1.73	1.93	2.19	1.85	7.70	2.44

Return on capital employed for the 12-month period, %	19.0	20.5	21.6	22.2	21.8	21.8	22.7

Equity/assets ratio, %	49.3	50.2	42.1	43.9	45.2	45.2	45.8

Net worth per share, SEK*	34	37	35	36	39	39	41

Additions to property, plant and equipment	1,401	265	405	379	574	1,623	368

Registered number of employees	39,867	39,460	37,610	38,624	38,748	38,748	38,752

*	Basic and diluted earnings per share and Net worth per share are based on net profit attributable to shareholders of the parent.

Enclosure 5

CONSOLIDATED SEGMENT INFORMATION - YEARLY AND QUARTERLY
COMPARISONS (MSEK unless otherwise stated)
	Full year					Full year
	2004	1/05	2/05	3/05	4/05	2005	1/06
Industrial Division
Net sales	12,527	3,527	3,842	3,576	3,805	14,750	4,261
Sales incl. intra-Group sales	20,635	5,520	6,100	5,831	6,165	23,616	6,613
Operating profit	1,807	531	615	612	596	2,354	822
Operating margin*	8.8%	9.6%	10.1%	10.5%	9.7%	10.0%	12.4%
Assets and liabilities, net	8,649	9,106	9,559	9,710	10,070	10,070	10,406
Registered number of employees	15,464	15,297	15,330	16,359	16,427	16,427	16,447

Service Division
Net sales	14,216	3,443	4,056	4,126	4,490	16,115	4,284
Sales incl. intra-Group sales	15,655	3,791	4,459	4,510	4,893	17,653	4,680
Operating profit	1,701	397	512	578	585	2,072	520
Operating margin*	10.9%	10.5%	11.5%	12.8%	12.0%	11.7%	11.1%
Assets and liabilities, net	3,056	3,175	3,616	3,344	3,316	3,316	3,601
Registered number of employees	4,650	4,695	4,766	4,769	4,836	4,836	4,868

Automotive Division
Net sales	15,972	4,176	4,604	4,311	4,332	17,423	4,725
Sales incl. intra-Group sales	19,387	5,040	5,580	5,147	5,223	20,990	5,640
Operating profit	797	202	109	251	-2	560	261
Operating margin*	4.1%	4.0%	2.0%	4.9%	0.0%	2.7%	4.6%
Assets and liabilities, net	7,731	8,537	8,858	8,830	8,802	8,802	9,414
Registered number of employees	16,212	16,137	16,165	16,086	16,084	16,084	16,069

Previously published amounts have been reclassified to conform to the current Group structure in 2006.

*Operating margin is calculated on sales including intra-Group sales.